UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___0___)

Brookfield Infrastructure Partners LP

(Name of Issuer)



Common

(Title of Class of Securities)



G16252101
(CUSIP Number)



September 30, 2010

Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

X	Rule 13d-1(b)
?	Rule 13d-1(c)
?	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. G16252101


1

Name of reporting person
S.S. or I.R.S. Identification No. of Above Person



CONNOR, CLARK & LUNN INVESTMENT MANAGEMENT PARTNERSHIP









2

Check the appropriate box if a member of a group

(a)


















(b)
X













3

SEC USE ONLY


4

Citizenship or place of organization



Vancouver, British Columbia, Canada



5

Sole Voting Power

Number of Shares




Beneficially


6

Shared Voting Power

owned



4,064,825

by each reporting

7

Sole Dispositive Power

person with



4,064,825



8

Shared Dispositive Power







9

Aggregate amount beneficially owned by each reporting person



Connor, Clark & Lunn Investment Management Partnership

4,064,825

10

Check box if the aggregate amount in row (9) excludes certain shares*



Not Applicable

11

Percent of Class Represented by amount in Row 9



Connor, Clark & Lunn Investment Management Partnership

6.44%

12

Type of Reporting*



HC (Parent Holding Company)




SCHEDULE 13G


Item 1.
	(a)	Brookfield Infrastructure Partners LP
       	(b)	    7 Reid Street 4th Flr.
		    Hamilton, Bermuda
 		    HM11
		BERMUDA


Item 2.
	(a)	CONNOR, CLARK & LUNN INVESTMENT MANAGEMENT PARTNERSHIP
	(b)	2200-1111 West Georgia Street
		Vancouver, BC  V6E 4M3
		Canada
	(c)	Vancouver, British Columbia, Canada
	(d)	Common
	(e)	G16252101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b),
	or 13d-2(h), check whether the person filing is a:
	Parent Holding Company, in accordance with ss 240.13d-1(b)(ii)(G)

Item 4.	Ownership
	(a)	4,064,825
	(b)	6.44%
	(c)
		(i)	Not applicable
		(ii) 	4,064,825
		(iii)	4,064,825
		(iv) 	Not applicable

Item 5.	Ownership of Five Percent or Less of a Class
	Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security being Reported on By the Parent Holding Company
	See attached Exhibit

Item 8.	Identification and Classification of Members of the Group
	Not applicable

Item 9.	Notice of Dissolution of Group
	Not applicable


Item 10.	Certification
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	Connor, Clark & Lunn Investment Management Partnership ("Partnership") and Connor, Clark & Lunn Investment Management Ltd. ("Company") are of the view that they and the investment companies and other accounts that they manage are not acting as a "group" for the purposes of section 13(d) under the Act and that they and such investment companies and accounts are not otherwise required to attribute to each other the "beneficial ownership" of securities "beneficially owned" under Rule 13D-3 promulgated under the 1934 Act. Therefore, they are of the view that the shares held by the Partnership and the Company and such investment companies and accounts should not be aggregated for purposes of section 13(d). However, the Partnership is making this filing on a voluntary basis as if all of the shares are beneficially owned by the Partnership and the Company on a joint basis.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


               September 30, 2010          _
										Date


_____________________________
										Signature


                 Phil Cotterill, Partner    _
										Name/Title

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SCHEDULE 13G

Exhibit to Item 7

Connor, Clark & Lunn Investment Management Partnership is a Parent Holding Company of the following subsidiary:

	Connor, Clark & Lunn Investment Management Ltd.
	2200-1111 West Georgia Street
	Vancouver, BC
	V6E 4M3
	Canada

Connor, Clark & Lunn Investment Management Ltd. is registered as an Investment Advisor under section 203 of the Investment Advisers Act of 1940.

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